Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003	September 30, 2004
Earnings
Income (loss) before taxes	$24,151	$(2,404)	$2,339	$23,765	$24,927
Fixed charges
Interest expense, including amortization of deferred financing costs	58,983	68,088	62,202	57,805	64,257
1/3 of rental expense	15,320	17,352	18,085	18,109	18,088

Total fixed charges	74,303	85,440	80,287	75,914	82,345

Earnings	$98,454	$83,036	$82,626	$99,679	$107,272

Ratio (shortfall) of earnings to fixed charges	1.33	(2,404)	1.03	1.31	1.30